

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 6, 2008

Mr. Rick A. Serie
Chief Executive Officer and Chief Financial Officer
Great Plains Ethanol, LLC
27716 462nd Avenue
Chancellor, South Dakota 57015

> RE: Form 10-K for the year ended December 31, 2007
>   Form 10-Q for the quarter ended March 31, 2008
>   File No. 0-49779

Dear Mr. Serie:

We have reviewed your response letter dated July 25, 2008 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

2. We continue to believe that you should provide additional disclosures and analysis to address why the increase in corn prices was not offset by your use of derivatives and why the impact of your derivative contracts was also adverse. For example, it is

unclear whether your positions were too small relative to raw material needs, or whether your strategies and assumptions resulted in adverse impacts. Specifically, during the year ended December 31, 2007 you state that corn costs increased $27.71 million from the year ended December 31, 2006. You further state that the use of an effective risk management strategy in 2007 offset in part the increase in corn costs caused from the market by $703,307. This appears to only cover a relatively small portion of the increase. Please also provide a comprehensive explanation of the reasons for any significant hedging losses recorded during each period and the likelihood of additional losses in the future. We urge you to clearly explain to readers the impact of derivatives for each period and the underlying reasons for such impact.

As previously requested, at each reporting date, you should report the notional amount of your derivatives by type, the basic terms of your contracts, and in MD&A explain your basic hedge position with regards to raw material costs as of the reporting date.

FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2008

General

3. Please address the above comments in your interim filings as well.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant